Quarterly Report to Shareholders Second quarter ended April 2, 2006

MESSAGE FROM THE PRESIDENT AND CEO

I am pleased to communicate and review our results for the three months ended April 2, 2006. We achieved record earnings and E.P.S. for the second quarter of a fiscal year and exceeded our previous E.P.S. guidance, which had been provided on February 1, 2006.

The Company reported second quarter net earnings of U.S. $31.0 million and diluted E.P.S. of U.S. $0.51, up respectively 40.3% and 37.8% from adjusted net earnings of U.S. $22.1 million and U.S. $0.37 per share in the second quarter of fiscal 2005. Adjusted net earnings for the second quarter of last year exclude a special charge of U.S. $7.8 million after-tax, or U.S. $0.13 per share, for the closure and relocation of the Company's Canadian yarn-spinning operations. Net earnings and diluted E.P.S. increased respectively by 116.7% and 112.5% over the second quarter of fiscal 2005, after giving effect to the prior year special charge.

Compared to the second quarter a year ago, the increase in net earnings and E.P.S. was due to continuing strong growth in unit sales volumes and higher gross margins, partially offset by higher selling, general and administrative and depreciation expenses.

Sales in the second quarter amounted to U.S. $183.8 million, up 11.2% from U.S. $165.3 million in the second quarter of last year. The increase in sales revenues reflected a 13.9% increase in unit sales volumes due to continued market share penetration, partially offset by the impact of an approximate 1.5% reduction in net selling prices.

Gross margins in the second quarter were 33.4%, versus 30.1% in the second quarter of 2005. The increase in gross margins was due to more favourable cotton costs and positive manufacturing efficiencies. In addition, margins were positively impacted by the reversal of a prior year reserve of U.S. $1.1 million for litigation related to cotton purchase contracts in fiscal 2001, which has now been resolved in Gildan's favour. These factors were partially offset by the reduction in selling prices, while margins in the quarter also continued to reflect higher energy and transportation costs, as well as start-up costs for the Dominican Republic textile facility and new sewing plants.

Selling, general and administrative expenses in the second quarter were U.S. $20.7 million, or 11.3% of sales, compared to U.S. $18.3 million, or 11.1% of sales, in the second quarter of last year. The increase in selling, general and administrative expenses was due to higher volume-related distribution expenses, the continuing development of the organization to support the Company's ongoing growth strategy, and the impact of the stronger Canadian dollar, partially offset by an adjustment to the reserve for doubtful accounts. The increase of U.S. $1.2 million in depreciation expense was due to the Company's major ongoing investments in capacity expansion, in particular the new Dominican Republic facility.

Due to the more favourable than anticipated results for the second quarter, the Company has increased its E.P.S. guidance for the full 2006 fiscal year to approximately U.S. $1.96 per share, compared with its most recent guidance of approximately U.S. $1.90 per share. The revised full year guidance reflects a projected increase of 26% in E.P.S. compared with adjusted net earnings of U.S. $1.55 per share in fiscal 2005, before reflecting the prior year special charge. Sales revenues for the full 2006 fiscal year are projected at approximately U.S. $740 million, representing an increase of approximately 13% over fiscal 2005.

Gildan projects diluted E.P.S. for the third quarter of fiscal 2006 of approximately U.S. $0.63 per share, up approximately 10% from the third quarter of last year, and diluted E.P.S. of approximately U.S. $0.56 per share in the fourth quarter, up approximately 19% from the fourth quarter of fiscal 2005.

The Company's sales and diluted E.P.S. guidance for the second half of the year reflects the assumption of a further 1.5% reduction in selling prices, compared with the second quarter, and an approximate 2% reduction in selling prices compared to the second half of fiscal 2005. Unit sales volumes are projected to increase by approximately 15% compared to the second half of fiscal 2005. However, the impact of lower than previously projected selling prices and unit sales volumes in the second half of the fiscal year is expected to be fully offset by more favourable product-mix, due to a higher proportion of sweatshirts and colour T-shirts, combined with greater than previously assumed manufacturing efficiencies.

Quarterly Report to Shareholders Second quarter ended April 2, 2006

During the second quarter, the Company's cash and cash equivalents decreased by U.S. $42.2 million, after utilizing U.S. $51.6 million to finance a seasonal increase in accounts receivable, and after financing capital expenditures of U.S. $23.8 million. Capital expenditures are still expected to total approximately U.S. $90 million for the full fiscal year. In addition, Gildan is progressing with its major strategic capacity expansion projects in Honduras and in the Dominican Republic, as well as with the evaluation of a potential acquisition opportunity in the sock industry. The Company believes that its operating cash flow and unused credit facilities will provide it with sufficient liquidity to finance the potential sock acquisition, as well as its capital expenditures and the next scheduled principal repayment of its U.S. Senior Notes in June 2006.

Board Appointment

I am also pleased to announce the appointment of William D. Anderson to the Company's Board of Directors. Mr. Anderson has had a successful career as a business leader in Canada spanning over 30 years. Most recently, Mr. Anderson served as Chairman and Chief Executive Officer of Bell Canada International Inc., and previously held the position of Chief Financial Officer of BCE Inc. Prior to joining the Bell Canada organization, Mr. Anderson was a partner with KPMG. As such, he is a Chartered Accountant who further reinforces the financial expertise on Gildan's Board of Directors and Audit Committee. With the addition of Mr. Anderson, Gildan's Board of Directors now comprises seven members, of which six are independent of management. All Board Committees are composed exclusively of independent directors.

Finally, I would like to take this opportunity to thank our shareholders for their confidence and support and acknowledge the contributions of all our employees in delivering another successful quarter.

Glenn J. Chamandy

President and Chief Executive Officer

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	April 2, 2006	October 2, 2005	April 3, 2005
	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$48,129	$69,802	$30,043
Accounts receivable	103,376	108,646	89,223
Inventories	186,591	134,861	141,107
Prepaid expenses and deposits	3,889	4,394	6,751
Future income taxes	10,580	10,135	9,606
	352,565	327,838	276,730

Fixed assets	282,086	260,615	234,577
Assets held for sale	5,027	5,027	8,025
Other assets	4,135	4,036	6,112

Total assets	$643,813	$597,516	$525,444

Current liabilities:
Bank indebtedness	$3,980	$3,980	$-
Accounts payable and accrued liabilities	83,413	86,843	76,345
Income taxes payable	2,209	2,206	2,166
Current portion of long-term debt	19,712	19,859	19,718
	109,314	112,888	98,229

Long-term debt	26,854	27,288	40,595
Future income taxes	32,461	31,386	26,746
Non-controlling interest	5,442	5,394	5,476

Shareholders' equity:
Share capital (note 4)	85,624	84,177	81,857
Contributed surplus	2,121	1,596	1,098
Retained earnings	355,749	308,539	245,195
Cumulative translation adjustment	26,248	26,248	26,248
	469,742	420,560	354,398

Total liabilities and shareholders' equity	$643,813	$597,516	$525,444

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	April 2, 2006	April 3, 2005	April 2, 2006	April 3, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$183,783	$165,321	$304,093	$274,278
Cost of sales	122,375	115,641	199,790	192,218

Gross profit	61,408	49,680	104,303	82,060

Selling, general and administrative expenses	20,706	18,285	38,769	34,612
Special charge (note 3)	-	11,886	-	11,886

	40,702	19,509	65,534	35,562

Depreciation and amortization	7,712	6,490	15,142	12,370
Interest expense, net	703	1,299	1,269	2,500
Non-controlling interest in income of
consolidated joint venture	156	115	48	115

Earnings before income taxes	32,131	11,605	49,075	20,577

Income tax expense (recovery)	1,116	(2,707)	1,865	(2,122)

Net earnings	$31,015	$14,312	$47,210	$22,699

Basic E.P.S. (note 5)	$0.52	$0.24	$0.79	$0.38

Diluted E.P.S. (note 5)	$0.51	$0.24	$0.78	$0.38

Consolidated Statements of Retained Earnings (In thousands of U.S. dollars)

	Three months ended		Six months ended
	April 2, 2006	April 3, 2005	April 2, 2006	April 3, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Retained earnings, beginning of the period	$324,734	$230,883	$308,539	$222,496
Net earnings	31,015	14,312	47,210	22,699

Retained earnings, end of the period	$355,749	$245,195	$355,749	$245,195

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Six months ended

	April 2, 2006	April 3, 2005	April 2, 2006	April 3, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from (used in) operating activities:
Net earnings	$31,015	$14,312	$47,210	$22,699
Adjustments for:
Depreciation and amortization	7,712	6,490	15,142	12,370
Future income taxes	191	(3,191)	418	(3,374)
Loss on disposal and writedown of fixed assets	302	8,034	342	8,359
Stock-based compensation expense	248	217	525	417
Other	20	313	167	154
	39,488	26,175	63,804	40,625
Net changes in non-cash working capital balances:
Accounts receivable	(51,573)	(40,390)	5,256	(2,689)
Inventories	(7,747)	1,269	(51,730)	(24,036)
Prepaid expenses and deposits	(624)	(879)	505	(3,439)
Accounts payable and accrued liabilities	2,485	10,175	(3,792)	(2,111)
Income taxes payable	(73)	(160)	(15)	76
	(18,044)	(3,810)	14,028	8,426

Cash flows from (used in) financing activities:
Net (decrease) increase in long-term debt	(673)	(551)	(581)	355
Contribution by non-controlling interest	-	2,500	-	2,500
Proceeds from the issuance of shares	587	3,278	1,447	3,687
	(86)	5,227	866	6,542

Cash flows used in investing activities:
Purchase of fixed assets, net of disposals	(23,849)	(21,041)	(36,223)	(43,130)
Increase in other assets	(144)	(2,555)	(251)	(2,609)
	(23,993)	(23,596)	(36,474)	(45,739)

Effect of exchange rate changes on cash and
cash equivalents	(44)	(159)	(93)	143

Net decrease in cash and cash equivalents during the period	(42,167)	(22,338)	(21,673)	(30,628)

Cash and cash equivalents, beginning of period	90,296	52,381	69,802	60,671

Cash and cash equivalents, end of period	$48,129	$30,043	$48,129	$30,043

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders Second quarter ended April 2, 2006

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended April 2, 2006)
(Tabular amounts in thousands of U.S. dollars, except per share data)
(unaudited)

1. Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company's annual consolidated financial statements.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the second quarter ended April 2, 2006 are traditionally not indicative of the results to be expected for the full year.

Certain comparative figures have been reclassified in order to conform with the current year's presentation.

All amounts in the attached notes are unaudited unless specifically identified.

2. Significant accounting policies:

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in note 2 of its audited consolidated financial statements in the Company's annual report for the year ended October 2, 2005.

3. Special charge:

During the second quarter of fiscal 2005, the Company closed its two Canadian yarn-spinning operations and recognized a charge of $11.9 million before tax, or $7.8 million after tax ($0.13 per share). The components of the special charge were as follows;

Writedown of fixed assets	$7,872
Employee severance	3,688
Other	326
$11,886

A major portion of the Canadian yarn-spinning equipment was transferred to a new facility in Clarkton, North Carolina, which is operated by the Company's joint venture with Frontier Spinning Mills, Inc. The Company reduced the carrying values of the remaining fixed assets considered to be held for sale to their fair values. The severance accrual, included in "Accounts payable and accrued liabilities" as at April 3, 2005, was paid in the third quarter of fiscal 2005.

In the fourth quarter of fiscal 2005, the Company realized an after-tax gain of $0.8 million or $0.01 per share from the sale of equipment, thereby reducing the cumulative amount of the charge to $10.7 million before tax, or $7.0 million after-tax ($0.12 per share), for the full fiscal year.

4. Share capital:

	April 2, 2006		October 2, 2005		April 3, 2005
			(audited)
	Shares	$	Shares	$	Shares	$
Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting
Second preferred shares, issuable in series, non-voting
Common shares
Issued and outstanding:
Common shares:
Total outstanding, beginning of period	59,954	$84,177	59,397	$78,170	59,397	$78,170
Shares issued under employee share purchase plan	3	119	10	200	6	88
Shares issued pursuant to exercise of stock options	116	1,328	547	5,807	356	3,599
Total outstanding, end of period	60,073	$85,624	59,954	$84,177	59,759	$81,857

On May 4, 2005, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding common shares and payable to shareholders of record on May 20, 2005. All share and per share data reflect the effect of the stock split on a retroactive basis.

Quarterly Report to Shareholders Second quarter ended April 2, 2006

4. Share capital: (continued)

The Company has obtained approval from the Toronto Stock Exchange to renew its normal course issuer bid, authorizing the Company to purchase up to a maximum of 1,000,000 of its common shares in the open market commencing December 22, 2005 and ending December 21, 2006. As at April 2, 2006 no shares have been repurchased under this plan.

5. Earnings per share:

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended		Six months ended
	April 2,	April 3,	April 2,	April 3,
	2006	2005	2006	2005

Basic weighted average number of common shares outstanding	60,054	59,617	60,012	59,512
Basic earnings per share	$0.52	$0.24	$0.79	$0.38
Diluted earnings per share:
Basic weighted average number of common shares outstanding	60,054	59,617	60,012	59,512
Plus impact of stock options and RSUs	593	469	591	416
Diluted weighted average number of common shares outstanding	60,647	60,086	60,603	59,928
Diluted earnings per share	$0.51	$0.24	$0.78	$0.38

6. Guarantees:

Significant guarantees that have been provided to third parties are the following:

The Company, and some of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at April 2, 2006, the maximum potential liability under these guarantees was $40.5 million of which $7.4 million was for surety bonds and $33.1 million was for standby letters of credit and corporate guarantees. The standby letters of credit mature at various dates during 2006, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature upon 30 days notice. As at April 2, 2006, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management believes that the fair value of the non-contingent obligations to stand ready to perform in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

7. Financial instruments:

The following table summarizes the Company's commitments to buy and sell foreign currencies as at April 2, 2006 and April 3, 2005:

		Notional			Notional U.S.
		amount	Exchange rate	Maturity	equivalent
2006:
Buy contracts:
Foreign exchange contracts	CA$	40,967	0.7997 to 0.8642	April 2006 to September 2006	$34,596
		€11,147	1.1991 to 1.2208	July 2006 to June 2007	$13,480
Sell contracts:
Foreign exchange contracts
		€5,600	1.2097 to 1.3525	April 2006 to September 2006	$7,355
	₤	2,850	1.7379 to 1.8783	April 2006 to September 2006	$5,306
2005:
Buy contracts:
Foreign exchange contracts	CA$	39,090	0.7251 to 0.8081	April 2005 to November 2005	$30,612
Sell contracts:
Foreign exchange contracts		€21,191	1.3321 to 1.3721	April 2005 to September 2006	$28,696
	₤	7,455	1.8707 to 1.9094	April 2005 to September 2006	$14,078

Quarterly Report to Shareholders Second quarter ended April 2, 2006

8. Segmented information:

The Company manufactures and sells activewear apparel, and operates in one business segment.

The Company has one customer accounting for greater than 10% of total sales. For the three-month period ended April 2, 2006 and April 3, 2005, this customer accounted for 27.8% and 28.1% of total sales, respectively. For the six-month period ended April 2, 2006 and April 3, 2005 the customer accounted for 29.9% and 31.9% of total sales, respectively.

Sales were derived from customers located in the following geographic areas:

	Three months ended		Six months ended
	April 2,	April 3,	April 2,	April 3,
	2006	2005	2006	2005

United States	$160,498	$140,293	$267,150	$235,864
Canada	14,160	14,435	21,626	21,255
Europe and other	9,125	10,593	15,317	17,159
	$183,783	$165,321	$304,093	$274,278

Fixed assets by geographic areas are as follows:

	April 2, 2006	October 2, 2005	April 3, 2005
		(audited)
Caribbean basin and Central America	$166,854	$141,029	$121,619
United States	66,012	67,260	62,049
Canada	45,022	47,711	46,164
Mexico	4,198	4,615	4,745
	$282,086	$260,615	$234,577

9. Other information:

	Three months ended		Six months ended
	April 2,	April 3,	April 2,	April 3,
	2006	2005	2006	2005

(a) The following items were included in the determination of the
Company's net earnings:
Depreciation of fixed assets	$7,426	$6,289	$14,613	$11,973
Interest expense on long-term debt	1,089	1,322	2,120	2,641
Interest expense on short-term indebtedness	68	-	132	-
Foreign exchange (gain) loss	(120)	26	(29)	(578)
Amortization expense of deferred start-up costs	227	92	411	179
Amortization of deferred financing costs and other	59	109	118	218
Investment income	(409)	(68)	(919)	(187)

(b) Supplemental cash flow disclosure:
Cash paid during the period for:
Interest	$1,100	$1,299	$2,160	$2,536
Income taxes	935	480	1,271	562

Quarterly Report to Shareholders Second quarter ended April 2, 2006

9. Other information: (continued)

(b) Supplemental cash flow disclosure:	April 2, 2006	October 2, 2005	April 3, 2005
		(audited)
Non-cash transactions:
Additions to fixed assets included in accounts payable	$943	$740	$4,889
Cash and cash equivalents consist of:
Cash balances with banks	$32,329	$38,802	$30,043
Short-term investments	15,800	31,000	-
	$48,129	$69,802	$30,043

Quarterly Report to Shareholders Second quarter ended April 2, 2006

In this MD&A, "Gildan", the "Company", or the words "we", "us", "our" refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint ventures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis (MD&A) of Gildan's consolidated financial condition and results of operations for the three months and six months ended April 2, 2006 compared to the corresponding periods in the previous year. This MD&A has been prepared as of May 3, 2006. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited interim consolidated financial statements for the three and six month periods ended April 2, 2006 and notes thereto, and with our MD&A for the year ended October 2, 2005 (2005 MD&A), which is part of the fiscal 2005 Annual Report.

All financial information contained in this interim MD&A and Gildan's interim consolidated financial statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled "Non-GAAP Financial Measures" on page 11 of this interim MD&A. The Company's financial results are reconciled to U.S. GAAP at the end of its fiscal year. The effect of significant differences between Canadian and U.S. GAAP is discussed in Note 18 to the Company's 2005 Consolidated Financial Statements. All amounts in this report are in U.S. dollars, unless otherwise noted. The interim consolidated financial statements and this MD&A were reviewed by Gildan's Audit and Finance Committee and were approved by the Board of Directors.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the "Forward-looking Statements" on page 21.

Additional information about Gildan, including our 2005 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission website (including the Annual Report on Form 40-F) at www.sec.gov.

CORPORATE OVERVIEW

Gildan is a vertically-integrated marketer and manufacturer of premium quality branded basic apparel. We manufacture premium quality basic T-shirts, sport shirts and sweatshirts for sale in the wholesale imprinted activewear market. Our products are sold as blanks, which are ultimately decorated by screenprinters with designs and logos for sale to consumers. Gildan has announced plans to sell its products into the mass-market retail channel, in addition to the screenprint market. In conjunction with this strategy, Gildan is expanding its product-line to include underwear and athletic socks.

To support our sales in the various markets, we have modern textile facilities located in Honduras, the Dominican Republic and Canada. The Dominican Republic facility began production in fiscal 2005 and management expects to ramp up this facility to close to full capacity by the end of fiscal 2006. All of Gildan's sewing facilities are located in Central America, Mexico and the Caribbean Basin. We also utilize third party contractors to complement our vertically-integrated production.

In the first quarter of fiscal 2004, Gildan formed a joint-venture company with Frontier Spinning Mills, Inc. (Frontier), called CanAm Yarns, LLC (CanAm) (formerly Cedartown Manufacturing, LLC). The joint venture operates yarn-spinning facilities in Georgia and North Carolina. CanAm's yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our commodity yarn requirements.

Quarterly Report to Shareholders Second quarter ended April 2, 2006

We distribute our products in Canada and the U.S. primarily out of company-owned distribution centres, and we use third-party warehouses in Europe and Australia to service our international customers.

Our corporate head office is located in Montreal, Canada and we employ over 11,000 full-time employees in our facilities worldwide.

INDUSTRY OVERVIEW

We currently focus on sales of T-shirts, sport shirts, and sweatshirts, in "blank" form, to the wholesale imprinted activewear market. "Imprinted" activewear is decorated with a screenprint or embroidered with a logo, design or character before it reaches the customer. Imprinted activewear is either branded or private label. Branded products, which constitute approximately 95% of Gildan's total sales, reach consumers carrying the manufacturer's label, whereas products sold on a private label basis reach consumers carrying the brand name of the customer.

We believe that growth in the imprinted activewear market has been driven by several trends, such as the following:

  continued use of activewear for event merchandising (such as concerts, festivals, etc.);

  continued evolution of the entertainment/sports licensing and merchandising businesses;

  the growing use of activewear for uniform applications;

  the growing use of activewear for corporate promotions;

  continued increase in use of activewear products for travel and tourism;

  an increased emphasis on physical fitness; and

  a greater use and acceptance of casual dress in the workplace.

Furthermore, the continuation of significant reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as pre-shrunk fabrics, improved fabric weight, blends and construction, have provided consumers with superior products at lower prices.

The screenprint activewear market is characterized by low fashion risk compared to many other apparel markets, since products are basic and produced in a limited range of sizes, colours and styles, and since logos and designs are not imprinted by manufacturers.

RESULTS OF OPERATIONS

Non-GAAP Financial Measures

The operating results of Gildan account for unusual items affecting the comparability of its results. To measure our performance from one period to the next, without the variations caused by the adjustments of special charges as discussed on page 13, management uses certain measures that are not defined by GAAP, such as: adjusted net earnings and adjusted earnings per share, being net earnings and earnings per share excluding the special charge. Other such measures are free cash flow, total indebtedness and net debt. We use and present such non-GAAP financial measures because we believe such measures provide meaningful information on the Company's financial condition and operating results. However, investors should know that such non-GAAP financial measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures used and presented by other companies. Accordingly, they should not be considered in isolation.

See the table on page 19 for a complete reconciliation of all non-GAAP financial measures used and presented by Gildan to the most directly comparable GAAP financial measures.

Quarterly Report to Shareholders Second quarter ended April 2, 2006

Quarterly Results Summary

The table below sets forth selected consolidated financial and other data for the eight most recently completed quarters. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	2006		2005				2004
(in $ millions, except per share amounts, $)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	183.8	120.3	180.7	198.9	165.3	109.0	145.6	168.4
Net earnings	31.0	16.2	29.2	34.1	14.3	8.4	16.8	26.2
Net earnings per share
Basic EPS	0.52	0.27	0.49	0.57	0.24	0.14	0.28	0.44
Diluted EPS	0.51	0.27	0.48	0.57	0.24	0.14	0.28	0.44
Total assets	643.8	609.6	597.5	551.6	525.4	497.5	488.8	457.3
Total long-term financial liabilities[1]	64.8	65.4	64.1	58.1	72.8	73.2	66.0	60.9
Average number of shares outstanding
(in thousands)
Basic	60,054	59,970	59,924	59,816	59,617	59,407	59,270	59,256
Diluted	60,647	60,559	60,414	60,270	60,086	59,770	59,651	59,718
[1]Represents sum of long-term debt, future income taxes and non-controlling interest

The activewear business is seasonal and Gildan has historically experienced quarterly fluctuations in operating results. Typically, demand for our products is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. The seasonality of specific product lines is consistent with that experienced by other companies in the activewear industry and management anticipates and assumes that this trend will continue in the future, although it is expected to be somewhat mitigated by the Company's product diversification.

We produce and store finished goods inventory in the first half of the fiscal year in order to meet the expected demand for delivery in the second half of the fiscal year. However, if after producing and storing inventory in anticipation of third and fourth quarter deliveries, demand is significantly less than expected, a risk inherent in our business is that we may be required to hold inventory for an extended period of time at our expense, or sell the excess inventory at reduced prices, thereby reducing profits. This risk is mitigated by the low risk of obsolescence inherent in undecorated apparel.

Sales

Sales of $183.8 million for the three months ended April 2, 2006 grew 11.2% from $165.3 million for the three months ended April 3, 2005. This increase was driven by a 13.9% increase in unit sales volumes, partially offset by the impact of an approximate 1.5% reduction in net selling prices.

For the six months ended April 2, 2006 sales were $304.1 million, up 10.9% compared to the same period last year, reflecting an increase of 14.3% in unit sales volumes, partially offset by the impact of lower selling prices in the second quarter of fiscal 2006 and a lower-valued product-mix in the first quarter.

Gildan uses U.S. market growth and share data for the U.S. wholesale distributor channel based on the S.T.A.R.S. report produced by ACNielsen Market Decisions. Although the value of the S.T.A.R.S. report in the first calendar quarter of 2006 continued to be reduced by the non-participation of our largest distributor, it is understood that, with effect from the second calendar quarter, the distributor will participate in S.T.A.R.S., and that historical data will be restated on a comparable basis.

Quarterly Report to Shareholders Second quarter ended April 2, 2006

With this caveat, the table below summarizes the S.T.A.R.S. data for the calendar quarter ended March 31, 2006.

	Q2 2006 vs Q2 2005		Q2 2006	Q2 2005
	Unit Growth		Market Share
	Industry	Gildan	Gildan	Gildan
All Products	5.9%	9.4%	38.7%	35.4%
T-shirts	5.5%	8.7%	39.6%	36.3%
Sport shirts	5.1%	3.3%	32.5%	33.1%
Sweatshirts	11.7%	28.6%	30.5%	23.9%

The higher unit sales were due to continuing market share penetration and 5.9% growth in overall industry unit shipments in the quarter, based on the S.T.A.R.S. report. Gildan exceeded industry growth in T-shirts in the quarter and increased its leading share in this category from 36.3% to 39.6%. We also achieved significant unit volume growth in the sweatshirt category, growing unit volumes by 28.6% and gaining 6.6 percentage points in market share to reach 30.5% for the quarter. In the sport shirts category, our unit volumes grew by 3.3% versus 5.1% for the market overall. We continued to be the leading brand in the market with a share of 32.5% for the quarter, compared to 33.1% for the same period last year as Gildan did not aggressively participate in heavy promotional discounting in sport shirts in the quarter.

Gross Margins

Gross margins increased to 33.4% in the second quarter of fiscal 2006 from 30.1% for the same period of fiscal 2005. The gross margin improvement in the second quarter of fiscal 2006 was driven primarily by lower cotton costs and gains in manufacturing efficiencies. In addition, margins were positively impacted by the reversal of a prior year reserve of $1.1 million for litigation related to cotton purchase contracts in fiscal 2001, which has now been resolved in Gildan's favour. These factors were offset in part by the reduction in selling prices, increased energy and transportation costs, as well as the impact of start-up costs for the Dominican Republic textile facility and new sewing plants.

For the first six months of fiscal 2006 we increased our gross margins to 34.3% compared to 29.9% achieved in the same period last year. This increase in gross margins was due to lower cotton costs and continued manufacturing efficiencies. These positive factors more than offset lower selling prices in the second quarter of this fiscal year, increased energy and transportation costs, lower-valued product-mix, and the impact of start-up costs for new manufacturing facilities.

Special Charge

During the second quarter of fiscal 2005, the Company closed its two Canadian yarn-spinning operations and recognized a charge of $11.9 million before tax, or $7.8 million after tax ($0.13 per share). The components of the special charge are as follows:

(in $ millions)
Writedown of fixed assets	7.9
Employee severance	3.7
Other	0.3
11.9

A major portion of the Canadian yarn-spinning equipment was transferred to a new facility in Clarkton, North Carolina, which is operated by the Company's joint venture with Frontier Spinning Mills, Inc. The Company reduced the carrying values of the remaining fixed assets considered to be held for sale to their fair values. The severance accrual was included in "Accounts payable and accrued liabilities" as at April 3, 2005 and was paid in the third quarter of fiscal 2005.

Quarterly Report to Shareholders Second quarter ended April 2, 2006

In the fourth quarter of fiscal 2005, the Company realized an after-tax gain of $0.8 million or $0.01 per share from the sale of equipment, thereby reducing the cumulative amount of the charge for the full fiscal year to $10.7 million before tax, or $7.0 million after-tax ($0.12 per share).

Selling, General and Administrative Expenses

Selling, General and Administrative (SG&A) expenses for the second quarter of fiscal 2006 were $20.7 million or 11.3% of sales, compared to $18.3 million, or 11.1% of sales, for the second quarter of fiscal 2005. For the six-month period ended April 2, 2006 SG&A, expenses were $38.8 million, or 12.8% of sales, compared to $34.6 million, or 12.6% of sales for the same period of the prior year. The rise in SG&A expenses compared to last year stemmed from higher volume-driven distribution costs, the continuing development of the organization to support our ongoing growth strategy, including additional information technology costs to support the Company's retail initiative, increased costs to comply with the requirements of the Sarbanes-Oxley Act of 2002, and the impact of the stronger Canadian dollar. In addition, year-to-date SG&A expenses included a severance charge in the first quarter of the year. These increases were partially offset by an adjustment to the reserve for doubtful accounts in the second quarter of this fiscal year.

Depreciation and Interest Expense

Depreciation expense increased from $6.5 million in the second quarter of fiscal 2005 to $7.7 million in the second quarter of fiscal 2006. For the six-month period, depreciation expense was $15.1 million in fiscal 2006 compared to $12.4 million in fiscal 2005. These increases in depreciation expense resulted from a higher capital asset base driven by continued capital spending to support capacity expansion, in particular the new Dominican Republic facility.

Interest expense of $0.7 million in the second quarter and $1.3 million in the first six months of fiscal 2006, reflected significant decreases of $0.6 million and $1.2 million, respectively, compared to the same periods in fiscal 2005. The lower interest expense resulted from increases in investment income driven by higher average cash balances combined with higher interest rate returns compared to the same periods last year, and the reduction in overall debt following the second scheduled principal repayment made in June of last year on the Company's U.S. Senior Notes.

Income Taxes

The effective income tax rate for the three months and six months ended April 2, 2006 was 3.5% and 3.8%, respectively. This compared to an effective tax rate of 5.9% and 6.0% for the same respective periods of fiscal 2005, excluding the impact of the closure of our Canadian yarn-spinning operations in March 2005, which yielded a tax recovery of $4.1 million. The decline in the effective income tax rate was due to a higher proportion of our total sales being derived from our international operations and sourced from our offshore textile facilities. We anticipate that the effective tax rate will be approximately 4% for fiscal 2006.

Net earnings

Net earnings were $31.0 million or $0.51 per share on a diluted basis in the second quarter of fiscal 2006 compared to reported net earnings of $14.3 million or $0.24 per share in the second quarter of fiscal 2005. Excluding the impact of a special charge in the second quarter of 2005 of $7.8 million after tax or $0.13 per share, relating to the closure and relocation of the Canadian yarn-spinning operations, net earnings and earnings per share on a diluted basis in the second quarter this year grew 40.3% and 37.8% respectively, compared to adjusted net earnings of $22.1 million or $0.37 per share in the second quarter of fiscal 2005.

This increase in net earnings was driven by continued strong growth in unit sales volumes and higher gross margins, which more than offset increases in SG&A and depreciation expenses.

Net earnings for the first six months of fiscal 2006 were $47.2 million or $0.78 per diluted share, up respectively 54.8% and 52.9% from adjusted net earnings of $30.5 million or $0.51 per share in fiscal 2005 before the prior year special charge for the closure of the Canadian yarn-spinning facilities. Net earnings and diluted earnings per share (EPS) for the first half of fiscal 2006 grew 107.9% and 105.3% respectively compared with $22.7 million or $0.38 per diluted share for the same periods of the prior fiscal year, after taking account of the special charge in fiscal 2005.

Quarterly Report to Shareholders Second quarter ended April 2, 2006

Balance Sheet

Accounts receivable decreased to $103.4 million in the second quarter of fiscal 2006 from $108.6 million at October 2, 2005 and increased by $14.2 million compared to the second quarter of the prior year. The decrease in receivables compared with October 2, 2005 was due to a reduction in days sales outstanding on trade accounts receivable partially offset by higher sales. The increase in accounts receivable from the second quarter of fiscal 2005 was due to the 11.2% increase in sales over the prior year.

Inventories of $186.6 million were up $51.7 million from October 2, 2005 and by $45.5 million from the second quarter of fiscal 2005. The Company traditionally builds up inventory levels in the first half of the fiscal year to meet peak sales demand.

We invested $23.8 million and $36.2 million in fixed assets in the second quarter and first six months of fiscal 2006 respectively, primarily for the textile facilities in the Dominican Republic and Honduras. Capital investment was $21.0 million and $43.1 million in the corresponding periods in fiscal 2005.

Liquidity and Capital Resources

In recent years, we have funded our capital expenditure requirements with cash generated from operations. Our primary use of funds on an ongoing basis is related to capital expenditures for new manufacturing facilities, inventory and accounts receivable financing and scheduled payments of principal and interest on the Company's Senior Notes.

As a result of the seasonal nature of the apparel business, working capital requirements are variable throughout the year. Our need for working capital typically grows during the first two quarters of the fiscal year as inventories are built up for the peak selling period in the third quarter.

For the quarter ended April 2, 2006, cash outflows from operating activities, including changes in non-cash working capital balances, amounted to $18.0 million compared with cash outflows of $3.8 million during the same period last year. The increase in cash outflow resulted from higher trade receivable balances due to sales growth, and was also attributable to a higher seasonal build-up of inventory in the first half of 2006, which more than offset the higher earnings and improvement in days sales outstanding.

We ended the second quarter of fiscal 2006 with cash and cash equivalents of $48.1 million compared to $30.0 million at the end of the second quarter of fiscal 2005 and $69.8 million at October 2, 2005. At the end of both fiscal quarters, no amounts were drawn under the Company's revolving bank facility. Bank indebtedness included in the interim consolidated financial statements is attributable to our joint venture. Total indebtedness1 at April 2, 2006, which comprises both long-term and short-term debt, amounted to $50.6 million compared to $51.1 million at October 2, 2005 and $60.3 million at April 3, 2005. The decline in total indebtedness from April 3, 2005 primarily reflects the second scheduled principal repayment of $17.5 million on Gildan's Senior Notes, which was made on June 10, 2005, offset in part by an increase in the long-term debt of Gildan's joint venture.

We continue to anticipate capital expenditures of approximately $90 million for the full fiscal year. In addition, we are progressing with our evaluation of a potential acquisition opportunity in the sock industry. We believe our cash flow from operating activities together with our unused credit facilities will provide us with sufficient liquidity and capital resources in fiscal 2006 to fund our working capital requirements, capital expenditures, the potential acquisition of a sock company and the next scheduled principal repayment of our Senior Notes in June 2006.

___________________________________
1 See non-GAAP financial measures on page 11.

Quarterly Report to Shareholders Second quarter ended April 2, 2006

Total assets were $643.8 million at April 2, 2006, compared to $597.5 million at October 2, 2005 and $525.4 million at April 3, 2005. Working capital was $243.3 million at the end of the second quarter of fiscal 2006 compared to $214.9 million at October 2, 2005, and $178.5 million at April 3, 2005.

In order to maximize flexibility to finance our ongoing growth and expansion, Gildan does not currently pay a dividend. Periodically, the merits of introducing a dividend are re-evaluated by Gildan's Board of Directors.

We obtained approval from the Toronto Stock Exchange to renew our normal course issuer bid in order to repurchase up to a maximum of 1,000,000 of our common shares in the open market commencing December 22, 2005 and ending December 21, 2006. This represents less than 2.0% of the total common shares issued and outstanding. As at April 30, 2006, no shares have been repurchased under this plan.

Off-Balance Sheet Arrangements

Operating Leases

Gildan has no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 17 of this interim MD&A. As disclosed in Note 6 to our Interim Consolidated Financial Statements, the Company has issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $33.1 million at April 2, 2006.

Derivative Financial Instruments

From time to time, we use forward foreign exchange contracts, primarily in Canadian dollars, British pounds and Euros, mainly to hedge cash flows related to sales and operating expenses denominated in foreign currencies (non-U.S. dollar). A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly-rated counterparties, normally major European and North American financial institutions. Gildan's exposure to foreign currency fluctuations is described in more detail in the "Risks" section of the 2005 MD&A, which is hereby incorporated by reference.

We do not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months. The following table summarizes Gildan's commitments to buy and sell foreign currencies as at April 2, 2006 and April 3, 2005:

		Notional			Notional U.S.
(in thousands)		amount	Exchange rate	Maturity	equivalent
2006
Buy contracts:
Foreign exchange contracts	CA$	40,967	0.7997 to 0.8642	April 2006 to September 2006	$34,596
		€11,147	1.1991 to 1.2208	July 2006 to June 2007	$13,480
Sell contracts:
Foreign exchange contracts
		€5,600	1.2097 to 1.3525	April 2006 to September 2006	$7,355
	₤	2,850	1.7379 to 1.8783	April 2006 to September 2006	$5,306
2005
Buy contracts:
Foreign exchange contracts	CA$	39,090	0.7251 to 0.8081	April 2005 to November 2005	$30,612
Sell contracts:
Foreign exchange contracts		€21,191	1.3321 to 1.3721	April 2005 to September 2006	$28,696
	₤	7,455	1.8707 to 1.9094	April 2005 to September 2006	$14,078

Quarterly Report to Shareholders Second quarter ended April 2, 2006

Contractual Obligations

In the normal course of business, the Company enters into contractual obligations that will require it to disburse cash over future periods. The following table sets forth the Company's contractual obligations for the following items as at April 2, 2006:

	Payments Due by Period
(in $ millions)		Less than	1 to 3	4 to 5	After
	Total	1 year	years	years	5 years
Long Term Debt	46.6	19.1	21.9	3.6	2.0
Fixed Interest Payments	2.6	1.3	1.3	-	-
Operating Leases	29.7	5.7	7.9	5.2	10.9
Purchase Obligations	97.9	97.3	0.6	-	-
Other Long Term Obligations	60.7	51.1	9.6	-	-
Total Contractual Obligations	237.5	174.5	41.3	8.8	12.9

Management expects that cash flow from the Company's operating earnings, together with its year-end cash balances and unutilized bank facilities, will be sufficient to meet foreseeable cash needs for fiscal 2006.

Outlook

Due to the more favourable than anticipated results for the second quarter, we have increased our EPS guidance for the full 2006 fiscal year to approximately $1.96 per share, compared with our most recent guidance of approximately $1.90 per share. The revised full year guidance reflects a projected increase of approximately 26% in EPS compared with $1.55 per share in fiscal 2005, before reflecting the prior year special charge. Sales revenues for the full 2006 fiscal year are projected at approximately $740 million, representing an increase of approximately 13% over fiscal 2005.

Gildan projects diluted EPS for the third quarter of fiscal 2006 of approximately $0.63 per share, up approximately 10% from the third quarter of last year, and diluted EPS of approximately $0.56 per share in the fourth quarter, up approximately 19% from the fourth quarter of fiscal 2005.

Our sales and diluted EPS guidance for the second half of the year reflects the assumption of a further 1.5% reduction in selling prices, compared with the second quarter, and an approximate 2% reduction in selling prices compared to the second half of fiscal 2005. Unit sales volumes are projected to increase by approximately 15% compared to the second half of fiscal 2005. However, the impact of lower than previously projected selling prices and unit sales volumes in the second half of the fiscal year is expected to be fully offset by more favourable product-mix, due to a higher proportion of sweatshirts and colour T-shirts, combined with greater than previously assumed manufacturing efficiencies.

We continue to project capital expenditures of approximately $90 million in fiscal 2006, which we expect to fully finance out of our internally-generated cash flow from operating activities. In addition to completing the ramp-up and further expansion of Gildan's new textile facility in the Dominican Republic, we are constructing two new facilities at our Rio Nance site in Honduras, one for the manufacture of activewear and one for the production of athletic socks.

We hereby refer to the Forward-Looking Statements cautionary notice on page 21.

Quarterly Report to Shareholders Second quarter ended April 2, 2006

CRITICAL ACCOUNTING ESTIMATES

The Company's significant accounting policies are described in Note 2 to the Company's 2005 Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect the Company's results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from those estimates.

Management believes that the accounting estimates relating to the following items are most significant to assist in understanding and evaluating the Company's financial results:

  Sales promotional programs;
  Trade accounts receivable;
  Fixed assets;
  Cotton and yarn procurements; and
  Future income taxes.

For a more detailed discussion of these estimates, readers should review the "Critical Accounting Estimates" section of the 2005 MD&A, which is hereby incorporated by reference.

RISKS

In order to be successful, we must continuously be aware of global changes and risks affecting our markets and competitive environment. The most significant risks we face are as follows:

  Our industry is competitive;
  Our industry is subject to pricing pressures;
  Our operations are subject to environmental regulation;
  We are exposed to concentration of credit risk;
  We rely on a relatively small number of significant customers;
  We are subject to international trade legislation that is becoming increasingly liberalized;
  We currently pay income tax at a comparatively low effective rate, which could change in the future;
  The price of the raw materials we buy may be subject to significant fluctuations and volatility;
  Our operations are subject to political, social and economic risks;
  Our industry is subject to fluctuation in sales demand; and
  We are subject to foreign exchange fluctuation risk.

For a more detailed discussion of these potential business risks, readers should review the "Risks" section of the 2005 MD&A and the Annual Information Form filed by Gildan with the Canadian securities regulatory authorities and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission, which are hereby incorporated by reference.

As part of our growth strategy, Gildan has announced plans to sell its products into the mass-market retail channel, in addition to the screenprint market. While we believe we can leverage our successful business model into the mass-market retail channel, there can be no assurance that the Company will successfully execute these plans.

Quarterly Report to Shareholders Second quarter ended April 2, 2006

DISCLOSURE OF OUTSTANDING SHARE DATA

Gildan's common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL).

As of April 30, 2006 there were 60,073,556 common shares issued and outstanding along with 453,447 stock options and 343,500 dilutive restricted share units outstanding. Each stock option and restricted share unit entitles the holder to either purchase or receive one common share from treasury at the end of the vesting period.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use and present such Non-GAAP Financial Measures because we believe such measures provide meaningful information on our performance and operating results. However, investors should be advised that such Non-GAAP Financial Measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures presented by other companies. Accordingly they should not be considered in isolation.

The following measures included in this interim MD&A do not have standardized meanings under Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies:

1.     Total indebtedness;

2.     Cash in excess of debt (net debt);

3.     Free cash flow; and

4.     All references made to adjusted gross margin and adjusted net earnings and adjusted diluted earnings per share.

The following tables reconcile the Non-GAAP Financial Measures mentioned in this Interim MD&A to the most directly comparable GAAP measures:

Total indebtedness/ Cash in excess of debt (net debt)
(in $ millions)
		Q2 2006	Q4 2005	Q2 2005
Bank indebtedness		(4.0)	(4.0)	-
Current portion of long-term debt		(19.7)	(19.9)	(19.7)
Long-term debt		(26.9)	(27.2)	(40.6)
Total indebtedness		(50.6)	(51.1)	(60.3)

Cash and cash equivalents		48.1	69.8	30.0
Cash in excess of debt (net debt)		(2.5)	18.7	(30.3)

Free cash flow

(in $ millions)
	Q2 2006	Q2 2005	YTD 2006	YTD 2005
Cash flows from operating activities	(18.0)	(3.8)	14.0	8.4
Cash flows from investing activities	(24.0)	(23.6)	(36.5)	(45.7)
Free cash flow	(42.0)	(27.4)	(22.5)	(37.3)

Quarterly Report to Shareholders Second quarter ended April 2, 2006

Adjusted Consolidated Statement of Earnings and Earnings per Share

(in $ millions)

			Q2 2006			YTD 2006
	Q2 2006	Adjustments	Adjusted	YTD 2006	Adjustments	Adjusted
Sales	183.8		183.8	304.1		304.1
Cost of sales	122.4		122.4	199.8		199.8
Gross profit	61.4	-	61.4	104.3	-	104.3
Selling, general and
administrative expenses	20.7		20.7	38.8		38.8
	40.7	-	40.7	65.5	-	65.5
Depreciation and amortization	7.7		7.7	15.1		15.1
Interest expense	0.7		0.7	1.3		1.3
Non-controlling interest	0.2		0.2	-		-
Earnings before income taxes	32.1	-	32.1	49.1	-	49.1
Income taxes	1.1		1.1	1.9		1.9
Net earnings	31.0	-	31.0	47.2	-	47.2

Basic E.P.S.	0.52	-	0.52	0.79	-	0.79
Diluted E.P.S.	0.51	-	0.51	0.78	-	0.78

(in $ millions)

			Q2 2005			YTD 2005
	Q2 2005	Adjustments	Adjusted	YTD 2005	Adjustments	Adjusted
Sales	165.3		165.3	274.3		274.3
Cost of sales	115.6		115.6	192.2		192.2
Gross profit	49.7	-	49.7	82.1	-	82.1
Selling, general and
administrative expenses	18.3		18.3	34.6		34.6
Special charge (1)	11.9	(11.9)	-	11.9	(11.9)	-
	19.5	11.9	31.4	35.6	11.9	47.5
Depreciation and amortization	6.5		6.5	12.4		12.4
Interest expense	1.3		1.3	2.5		2.5
Non-controlling interest	0.1		0.1	0.1		0.1
Earnings before income taxes	11.6	11.9	23.5	20.6	11.9	32.5
Income taxes	(2.7)	4.1	1.4	(2.1)	4.1	2.0
Net earnings	14.3	7.8	22.1	22.7	7.8	30.5

Basic E.P.S.	0.24	0.13	0.37	0.38	0.13	0.51
Diluted E.P.S.	0.24	0.13	0.37	0.38	0.13	0.51

(1)   Adjustment to remove the special charge relating to the closure of the Canadian yarn-spinning facilities and the income tax effect thereon. See page 13.

Quarterly Report to Shareholders Second quarter ended April 2, 2006

FORWARD-LOOKING STATEMENTS

Certain statements included in this interim MD&A may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the "Risks" section of the 2005 MD&A for a discussion of the various factors that may affect the Company's future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document. The forward-looking information on this interim MD&A describes our expectations as at May 3, 2006.

Readers are cautioned, however, not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. This may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company's business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

May 3, 2006